UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number: 001-38639

111, Inc.

3-4/F, No.295 ZuChongZhi Road,

Pudong New Area

Shanghai, 201203

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒          Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	111, Inc. Announces Third Quarter 2023 Unaudited Financial Results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

111, INC.

Date:	November 30, 2023	By:	/s/ Junling Liu
			Name:	Junling Liu
			Title:	Chief Executive Officer